UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

This Form 1-SA is to provide an	X	Semi-Annual Report OR	Special Financial Report for the
semi-annual period ended	06/30/2016

Exact name of issuer as specified in the issuer’s charter:	Generation Income Properties, Inc.

Jurisdiction of incorporation/organization:	Maryland

I.R.S. Employer Identification Number:	47-4427295

Address of Principal Executive Offices:	400 NORTH TAMPA STREET, SUITE 2660, TAMPA, FLORIDA 33602

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-SA, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box    X    and leave the rest of Part I blank.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PERSUANT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2016

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10481

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 North Tampa Street, Suite 2660

Tampa, FL 33602

Telephone: (813)-282-6000

(Address, and telephone number of principal executive offices)

with copies to:

Dan Mirman, Esq.

Everett & Everett, PLLC

157 Columbus Avenue, 4th Floor

New York, NY 10023

Telephone: (212) 300-6104

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in the offering circular and the amendments and supplements thereto. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of the offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an internally managed, newly formed Maryland corporation focused on acquiring retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets.  We intend to invest primarily in freestanding, single-tenant commercial retail, office and industrial properties net leased to investment grade tenants.  We will seek geographic diversity in our investments, although attractive opportunities will be more important than geographic mix in our investment activity. We currently do not own any net lease properties and have no properties under contract.

We intend to acquire properties that we can lease to tenants under net leases. A net lease is a type of lease in which the tenant is generally responsible for all costs and expenses related to the use and operation of the property, such as the cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs, in addition to the tenant’s regular monthly rent.

Results of Operations

We have not yet generated revenues and do not expect to do so until after we begin acquiring real estate.  The Company will commence its acquisition of net lease real estate after completion of our offering under Regulation A.

For the first six months ended June 30, 2016, we had operating expenses of $75,818 compared to $746.00 for the first six months ended June 30, 2015.  Operating expense for the period were primarily comprised of legal, accounting, and marketing expenses related to the Company’s offering under Regulation A.

Liquidity and Capital Resources

We had net cash of $482,361 for the period ending June 30, 2016 and $448.00 for the period ending December 31, 2015. Net cash for the current period is from the proceeds of capital raised by the Company, which fully commenced in May 2016.

In September 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on February 29, 2016.  We are offering 4,000,000 shares of common stock on a “best efforts” basis, at a price of $5.00 per share.

Item 2.   Other Information

None.

Item 3.   Financial Statements

Generation Income Properties, Inc.

Index to Consolidated Financial Statements

Page

Balance Sheet as of June 30, 2016 and December 31, 2015	3

Statement of Operations – For Six-Month Periods Ended June 30, 2016 to June 30, 2015	4

Statement of Stockholders’ Equity – For Six-Month Period Ended June 30, 2016 and the Year ended December 31, 2015 (audited)	5

Statement of Cash Flows – For Six-Month Periods Ended June 30, 2016 and June 30, 2015	6

Notes to the Financial Statements	7-9

Generation Income Properties, Inc.

Consolidated Balance Sheet

As of June 30, 2016 (unaudited) and December 31, 2015 (audited)

	Unaudited	Audited
	June 30, 2016	Dec. 30, 2015

Assets
Cash	$482,361	$448

Total Assets	$482,361	$448

Liabilities and Stockholders’ Deficit

Liabilities
Accounts payable	$54,916	$50,685
Due to Stockholder	84,292	74,292

Total Liabilities	139,208	124,977

Stockholders’ Deficit
Common stock; $0.01 par value; 100,000,000 shares authorized; 1,000,000 shares issued and outstanding as of June 30, 2016; 1,000,000 shares issued and outstanding as of December 31, 2015	10,000	10,000
Preferred stock, $0.01 par value, 10,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2015	—	—
Additional Paid-In Capital	543,500	—
Accumulated deficit	(210,347)	(134,529)

Total stockholders’ deficit	(343,153)	(124,529)

Total Liabilities and Stockholders’ Deficit	$482,361	$448

Generation Income Properties, Inc.

Consolidated Statements of Operations

For the Six-Month Periods Ended June 30, 2016 (unaudited) and June 30, 2015 (audited)

	Unaudited	Audited
	June 30, 2016	June 30, 2015

Expenses
Organizational Costs	$75,818	$746

Total Other Expenses	75,818	746

Net Loss	$(75,818)	$(746)
Total Weighted Average Shares	$(1,000,000)	$1,000,000
Basic Earnings Per Share Attributable to Common Stockholder	$(0.075)	$(0.001)

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity

For the Six-Month Period Ended June 30, 2016 (unaudited) and the Year Ended

December 31, 2015 (audited)

Stockholders’ Deficit
			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance, December 31, 2015 (audited)	1,000,000	$10,000	$—	$(134,529)	$(124,529)

Issuance of Common Stock	—	—	—	—	—

Additional Paid-In Capital	—	—	543,500	—	543,500

Net Loss	—	—	—	(75,818)	(75,818)

Balance, June 30, 2016 (unaudited)	1,000,000	$10,000	$543,500	$(210,347)	$343,153

Generation Income Properties, Inc.

Consolidated Statement of Cash Flows

For the Six-Month Periods Ended June 30, 2016 (unaudited) and June 30, 2015 (audited)

	Unaudited	Audited
	June 30, 2016	June 30, 2015

Cash Flows from Operating Activities
Net loss	$(75,818)	$(746)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in cash flows due to changes in operating assets and liabilities
Accounts payable	4,231	746
Net cash used in operating activities	(71,587)	(4,000)

Cash Flows from Investing Activities
Purchase of property, equipment, and software	—	—

Cash Flows from Financing Activities
Proceeds from the sale of stock	—	—
Additional Paid-In Capital	543,500	—
Expense paid by stockholder	10,000	4,000
Net cash provided by (used in) financing activities	553,500	4,000

Net Increase in Cash and Cash Equivalents	481,913	—

Cash – December 31, 2015	448	—

Cash – June 30, 2016	$482,361	$—

Generation Income Properties, Inc.

Notes to Consolidated Financial Statements

Note 1 - Organization

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on June 18, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

As of December 31, 2015, the Company has not yet commenced operations and has not entered into any contracts to acquire properties. The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015; however the Operating Partnership has no operations at this time. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company will be the sole general partner of the Operating Partnership.

The Company expects to commence operations upon the closing of our offering, which was qualified with the U.S. Securities and Exchange Commission in February 2016.  We intend to become publicly traded on the OTCQB Markets platform.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

The six-month period ending June 30, 2015 (audited) in the Company’s Consolidated Statement of Cash Flows and the Company’s Consolidated Statement of Operations represents an actual period of June 18, 2015 to June 30, 2015.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership.  All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2016,  or the first year in which we commence material operations, in the event that this is later than 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

Organizational and Offering Costs

Organizational and offering costs of the Company have initially been paid by our President, David Sobelman, on behalf of the Company. These organizational and offering costs include expenses paid or to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, advertising and marketing expenses, and professional fees (including accountants’ and attorneys’ fees). The Company will reimburse Mr. Sobelman for costs paid on behalf of the Company.  As of the date of these financial statements, no such reimbursement costs have been paid to Mr. Sobelman; when incurred all expense have been charged to shareholders’ equity.

Earnings per Share

In accordance with ASC 260, basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.  As of June 30, 2016 there were no common stock dilutive instruments.

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This new standard changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The guidance is effective as of the first quarter of 2015, and it does not have a material effect on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. This new standard will replace all current U.S. GAAP guidance related to revenue recognition and eliminate all industry- specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective beginning in 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is evaluating the impact of adopting this new accounting standard on the financial statements.

In June 2014, the FASB issued ASU 2014-10, “Development Stage Entities.” This new standard eliminates the distinction between entities that are in the development stage from other entities in GAAP. The requirements to present inception-to-date information, label the financial statements as those of a development stage entity and disclose in the first year in which the company is no longer considered to be in the development stage that in prior years it had been in the development stage has also been eliminated. In addition, FASB ASU 2014-10 eliminates the requirement for development stage entities to disclose the development stage activities in which the company is engaged.

During February 2015, FASB issued Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. Management is evaluating the impact of adopting this new accounting standard.

During February 2016, the FASB issued ASU No. 2016-02 “Leases.”  This new standard will require lessees to recognize a lease liability and a right-to-use asset for all leases (with the exception of short-term leases).  ASU 2016-02 is affective for annual periods, and interim periods therein, beginning after December 15, 2008.  Management is evaluating the impact of the adopting this new accounting standard.

Note 3 - Equity

The Company received equity subscriptions for which $543,500 of funds have been received as of June 30, 2016 but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions may be accepted or rejected by the Company; only after a subscription agreement is accepted, settlement of the shares shall occur.

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

On June 19, 2015, the Company issued 1,000,000 shares of common stock to its sole stockholder for an aggregate purchase price of $10,000.  The $10,000 was collected from the Company’s sole shareholder in July 2015.

Note 4 - Related-Party Transactions

During the period ended June 30, 2016, the Company’s President, David Sobelman paid $10,000 for expenses incurred on behalf of the Company and for the period ended December 31, 2015 paid $74,292 for expenses incurred on behalf of the Company.  These expenses will be reimbursed as per a verbal agreement between the Company and the sole stockholder, due on demand, unsecured, without interest with the proceeds received upon the sale of the Company’s common stock as part of its initial public offering.

Note 5 - Subsequent Events

Subsequent to the period ended June 30, 2016, the Company received equity subscriptions for which $300,000 of funds have been received, but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions may be accepted or rejected by the Company; only after a subscription agreement is accepted, settlement of the shares shall occur. The Company has not yet entered into any contracts to acquire properties.

The Company, at a Special Meeting of the Board of Directors, approved an extension of the offering period of the Company’s Offering on August 15, 2016. The offering of 4,000,000 shares of the Company’s common stock was extended to the earlier period of: (i) the date when the sale of all 4,000,000 shares is completed, or (ii) 12 months from the date the Offering Statement filed on form 1-A of Regulation A of the Securities Act of 1933 was qualified. The Offering Statement was qualified by the Securities and Exchange Commission on February 29, 2016.

Item 4.   Exhibits

Exhibit Number	Description

2.1***	Articles of Amendment and Restatement of Generation Income Properties, Inc.

2.2*	Bylaws of Generation Income Properties, Inc.

3.1*	Founder Stock Purchase Agreement

3.2*	Ownership Limit Waiver Agreement

3.3*	Form of Stock Certificate

4.1*	Form of Subscription Agreement

15.1***	Appendix A Prior Performance Tables

* incorporated by reference to Generation Income Properties Form 1-A filed on September 16, 2015

** incorporated by reference to Generation Income Properties Form 1-A/A filed on November 11, 2015

*** incorporated by reference to Generation Income Properties Form 1-A/A filed on January 28, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Exact name of issuer as spelled in its charter:

GENERATION INCOME PROPERTIES, INC.

Date: September 28, 2016	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer, Chief Financial Officer, and	September 28, 2016
David Sobelman	Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)